Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (561) 694-3337

Lewis Hay, III
Chairman and Chief Executive Officer
FPL Group, Inc.
700 Universe Boulevard
Juno Beach, FL 33408

> **Re:** **FPL Group, Inc.**
> **Definitive 14A**
> **Filed April 6, 2007**
> **File No. 1-08841**

Dear Mr. Hay:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Committee, page 20

1. Please discuss fully the role of executive officers in determining or recommending the amount or form of executive and director compensation. You state that the compensation consultant meets with human resources personnel and appropriate executive officers. Please discuss whether the chief executive officer met with the compensation consultant. Also disclose whether the chief executive officer had the ability to call compensation committee meetings. Finally, discuss any role the compensation consultant played in determining or recommending the amount or form of executive of director compensation. See Item 407(e)(3)(ii) and (iii) of Regulation S-K.

Compensation Discussion and Analysis, page 31

2. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. The base salary, non-equity incentive plan compensation, all other compensation and equity-based awards given to Mr. Hay were significantly higher than the amounts received by other named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

Competitive Considerations, page 34

3. You indicate that total compensation is based on individual contributions.   Please provide further analysis regarding the manner in which you take into consideration the individual factors to structure and implement specific forms of compensation to reflect each named executive officer's individual performance and/or individual contribution, describing the elements of individual performance and/or contribution that have been considered. See Item 402(b)(2)(vii) of Regulation S-K.

4. Please discuss fully how the compensation committee evaluates the internal pay relationship in setting compensation. For example, please discuss whether the committee analyzes the multiple by which the named executive officer's compensation exceeds that of a specified type of employee, including a description of that employee's position.

Elements of Executive Compensation, page 35

5. Please provide further analysis about how you determine the amount and, where applicable, the formula for each element to pay. See Item 402(b)(1)(v) of Regulation S-K. You indicate that the compensation committee reviews tally

sheets that include all elements of compensation. Please analyze how the compensation committee uses the tally sheet information to determine the amount of compensation to be paid to the named executive officers and whether the compensation committee has increased or decreased compensation based on its review of the components included in the tally sheet.

Annual Cash Incentive Compensation, page 37

6. We refer to Item 402(b)(1)(v) of Regulation S-K. Please provide additional information about the manner in which the annual incentive is calculated. For example, please specify the weighting assigned to each indicator for each entity.

7. With respect to the compensation plans, please discuss whether the compensation committee has exercised discretion to increase or decrease the size of any award or payout and the resultant effect on compensation if it did. See Item 402(b)(2)(vi) of Regulation S-K.

8. Please disclose the financial performance-related and operational goals for the annual incentive plan for 2007. See Item 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that disclosure of the targets would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Also, to the extent that disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please provide disclosure that contains insight into the factors considered by the compensation committee in setting performance-related objectives such as assessments of historical bonus practice and the incentive parameters set for the relevant fiscal period. Please see Instruction 4 to Item 402(b) of Regulation.

Table 3: 2006 Outstanding Equity Awards at Fiscal Year-End, page 59

9. Please specify the vesting date for each award. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

Table 5: Pension Benefits, page 63

10. It does not appear that you have presented the actuarial present value of the accumulated benefit under the plans for each named executive officer. See Item 402(h)(2)(iv) of Regulation S-K. Please advise or revise.

Potential Payments upon Termination or Change in Control, page 68

11. You have not defined key terms such as "Cause," "Good Reason" or "Involuntary Termination" for purposes of the retention agreements. Please define terms throughout this section instead of referring to the agreements in which they are contained.

12. In the compensation discussion and analysis section, please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay certain multiples of the components of compensation as severance or change-in-control payments.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel